Exhibit 99.1

Voting Results of Annual General Meeting of Constellium N.V. held on June 11, 2014

		Total number of shares for which votes were validly cast*	Percentage of the issued capital**	Votes for	Votes against	Abstentions ***

	Agenda items

Item 2(i) (Proposal 1 on the Proxy Card)	Preparation of the Annual Report in the English language only.	78,492,010	74.73%	78,487,084	2,165	2,761

Item 4(ii) (Proposal 2 on the Proxy Card)	Acceleration of vesting under the Management Equity Voting Plan.	78,492,010	74.73%	65,862,465	12,601,854	27,691

Item 4(iii) (Proposal 3 on the Proxy Card)	Remuneration of Non-Executive Board Members.	78,492,010	74.73%	78,200,151	282,713	9,146

Item 4(iv) (Proposal 4 on the Proxy Card)	Share increase under the 2013 Equity Incentive Plan.	78,492,010	74.73%	48,118,727	30,016,976	356,307

Item 5 (Proposal 5 on the Proxy Card)	Adoption of the Annual Accounts 2013.	78,492,010	74.73%	78,275,103	7,186	209,721

Item 7 (Proposal 6 on the Proxy Card)	Release from liability of Executive Board Member of the Company.	78,492,010	74.73%	77,841,382	221,801	428,827

Item 8 (Proposal 7 on the Proxy Card)	Release from liability of Non-Executive Board Members of the Company.	78,492,010	74.73%	77,856,258	201,650	434,102

Item 9 (Proposal 8 on the Proxy Card)	Authorization to the Board to allow the Company to acquire its own shares.	78,492,010	74.73%	78,137,443	6,620	347,947

Item10(i) (Proposal 9a on the Proxy Card)	Re-appointment of Mr. Philippe Guillemot	78,492,010	74.73%	78,243,947	243,649	4,414

Item 10(ii) (Proposal 9b on the Proxy Card)	Re-appointment of Mr. Werner P. Paschke	78,492,010	74.73%	78,026,106	461,350	4,554

Item 10 (iii) (Proposal 9c on the Proxy Card)	Appointment of Mr. Michiel Brandjes	78,492,010	74.73%	78,251,146	237,050	3,814

Item 10 (iv) (Proposal 9d on the Proxy Card)	Appointment of Ms. Lori Walker	78,492,010	74.73%	78,258,035	229,706	4,269

Item 10 (v) (Proposal 9e on the Proxy Card)	Appointment of Mr. Peter F. Hartman	78,492,010	74.73%	78,003,277	484,919	3,814

Item 10 (vi) (Proposal 9f on the Proxy Card)	Appointment of Mr. John Ormerod	78,492,010	74.73%	58,878,786	19,607,710	5,514

Item 11 (Proposal 10 on the Proxy Card)	Appointment of PricewaterhouseCoopers as auditor of the Company for 2014	78,492,010	74.73%	78,144,711	344,482	2,817

Item 12 (Proposal 11 on the Proxy Card)	Cancellation of Preference Shares	78,492,010	74.73%	78,470,211	7,062	14,737

Item 13(i) (Proposal 12 on the Proxy Card)	Deletion of references to Preference Shares in Articles of Association	78,492,010	74.73%	78,468,775	6,572	16,663

Item 13(ii) (Proposal 13 on the Proxy Card)	Addition of casting vote for the Chairman of the Board	78,492,010	74.73%	78,436,343	41,300	14,367

Item 13 (iii) (Proposal 14 on the Proxy Card)	Authorization to the Board to make distributions from any company reserve	78,492,010	74.73%	78,440,911	43,113	7,986

*	This number is equal to the number of validly cast votes; it concerns the total number of votes for and against; the number of abstentions is not included in this number.
**	The issued capital of Constellium N.V. on the record date May 14, 2014 and the date of the meeting June 11, 2014 amounted to 105,027,060 outstanding shares, each with a nominal value of € 0.02 of which 5 shares are held by Constellium N.V. Percentages are rounded down to two decimals.
***	Abstentions and votes that were not cast or not validly cast.